UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2017

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Directorate Change, dated 20 December 2017

20 December 2017

Micro Focus International plc

Directorate Change

Micro Focus International plc ("Micro Focus") (LSE: MCRO.L, NYSE: MFGP) and Hewlett Packard Enterprise Company ("HPE") have decided to amend the terms of the Merger Agreement dated 7 September 2016 in respect of nominated directors.

Following the recent promotion of John Schultz to Chief Legal and Administrative Officer of HPE, Micro Focus and HPE have agreed that HPE should nominate an independent non-executive to replace John Schultz on the Micro Focus Board.

This will enable John Schultz to focus on his new responsibilities and enable Micro Focus to increase the mix of independent directors on the Board.  John Schultz will step down from the Board with immediate effect; a further announcement will be made when a candidate has been chosen.

-ends-
For further information please contact:

Micro Focus International plc
Mike Phillips (Chief Financial Officer)
Tim Brill (Director, Corporate Communications & IR)
+44 16 3556 5200

Powerscourt (PR adviser)
Victoria Palmer-Moore
Celine MacDougall
+44 20 7250 1446

About Micro Focus
Micro Focus is a leading global enterprise software company uniquely positioned to help customers extend existing investments while embracing new technologies in a world of Hybrid IT. Micro Focus' Product Portfolios are Micro Focus and SUSE.
Providing customers with a world-class portfolio of enterprise-grade scalable solutions with analytics built-in, Micro Focus delivers customer-centred innovation across DevOps, Hybrid IT, Security and Risk Management, and Predictive Analytics. For more information visit www.microfocus.com.

SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions that give enterprises greater control and flexibility. For more information, visit:
www.SUSE.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 20 December 2017

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer

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